UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2010
Commission File Number                                   000-30678
GLOBAL SOURCES LTD.

(Translation of Registrant’s Name into English)
Canon’s Court
22 Victoria Street
Hamilton, HM 12, Bermuda

(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F....X.... Form 40-F........
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes........ No....X....
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures
Exhibit 1 Year 2010 / 4th Quarter Results of Operations of GLOBAL SOURCES LTD.
Exhibit 2 Unaudited Selected Consolidated Financial Information of GLOBAL SOURCES LTD. at December 31, 2010.
Exhibit 3 Unaudited Selected Consolidated Financial Information of GLOBAL SOURCES LTD. at December 31, 2010 under International Financial Reporting Standards (IFRS).
Exhibit 4 Reconciliation between unaudited Net Income attributable to the Company as per U.S. GAAP and that as per IFRS.

Exhibit 1	Year 2010 / 4th Quarter Results of Operations of GLOBAL SOURCES LTD.

Exhibit 2	Unaudited Selected Consolidated Financial Information of GLOBAL SOURCES LTD. at December 31, 2010.

Exhibit 3	Unaudited Selected Consolidated Financial Information of GLOBAL SOURCES LTD. at December 31, 2010 under International Financial Reporting Standards (IFRS).

Exhibit 4	Reconciliation between unaudited Net Income attributable to the Company as per U.S. GAAP and that as per IFRS.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SOURCES LTD. (Registrant)
By:	/s/ Connie Lai
	Name:	Connie Lai
	Title:	Chief Financial Officer

Date: March 18, 2011